EXHIBIT 21.1

DATA I/O CORPORATION

SUBSIDIARIES OF THE REGISTRANT

The following table indicates the name, jurisdiction of incorporation and basis of ownership of each of Data I/O’s subsidiaries:

Name of Subsidiary	State or Jurisdiction of Organization	Percentage of Voting Securities Owned
Data I/O International, Inc.	Washington	100%
RTD, Inc.	Washington	100%
Data I/O FSC International, Inc.	Territory of Guam	100%
Data I/O GmbH	Germany	100%
Data I/O Electronics (Shanghai) Co., Ltd.	China	100%